

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

May 5, 2006

By U.S. Mail

Mr. Darin L. White
Vice President, Finance
Celebrate Express, Inc.
11220 – 120th Avenue NE
Kirkland, Washington 98033

   RE: **Celebrate Express, Inc.**
      Form 10-K for the Fiscal Year Ended May 31, 2005
      Filed August 22, 2005
      Forms 8-K Filed January 9, 2005 and March 30, 2006
      File No. 0-50973

Dear Mr. White:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             William Choi
             Branch Chief